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                                               FILED PURSUANT TO RULE 424(B)(3)
                                               REGISTRATION NO. 333-65017

(CCA Prison Realty Trust Logo)         (Corrections Corporation of America Logo)

                       SUPPLEMENT DATED NOVEMBER 20, 1998
                      TO JOINT PROXY STATEMENT-PROSPECTUS
                             DATED OCTOBER 30, 1998

     This supplement is being furnished to shareholders of CCA Prison Realty Trust ("Prison Realty") and Corrections Corporation of America ("CCA") in connection with their consideration of the proposed merger of the two companies with Prison Realty Corporation ("New Prison Realty"). This is a supplement to CCA's and Prison Realty's joint proxy statement-prospectus dated October 30, 1998 and also constitutes a supplement to the prospectus of New Prison Realty.

SETTLEMENT OF PENDING CCA CLASS ACTION LITIGATION

     In July 1998, a consolidated complaint was filed with respect to a group of lawsuits originally filed in April 1998 by certain purported shareholders of CCA in Chancery Court for Davidson County in Nashville, Tennessee. The complaint names CCA and its directors as defendants. The plaintiffs in the action represent a putative class of all public shareholders of CCA common stock.

     The complaint alleged, among other things, that the directors of CCA breached their fiduciary duties to CCA and CCA's public shareholders. The complaint sought, among other things, preliminary and permanent injunctive relief prohibiting completion of the merger as then proposed and directing CCA or its directors to adopt a procedure or process, such as an auction, to obtain the highest possible price for CCA. The complaint also sought unspecified damages and other relief. Plaintiffs also moved to amend their complaint to seek other relief including additional disclosures in the joint proxy statement-prospectus and a prohibition on the accelerated vesting of CCA stock options and deferred stock.

     The plaintiffs in this litigation and CCA have reached an agreement to settle the litigation. The settlement, which is subject to customary conditions, including approval by the Chancery Court, provides as follows:

     - the charter of Prison Management Services, Inc. ("Service Company A") and Juvenile and Jail Facility Management Services, Inc. ("Service Company B") will provide that New Prison Realty's interest in 95% of the earnings of both Service Company A and Service Company B shall not be reduced through the sale of any equity or convertible debt in either Service Company A or Service Company B, absent written agreement by New Prison Realty's Board of Directors (Please see pages 92-93 of the joint proxy statement-prospectus);

     - the percentage fee payable by Correctional Management Services Corporation ("Operating Company") to New Prison Realty under the trade name use agreement will be increased as described below. The trade name use agreement currently provides that Operating Company will pay to New Prison Realty a percentage of Operating Company's revenues subject to a limitation that it not exceed a certain percentage of New Prison Realty's revenues (Please see page 91 of the joint proxy statement-prospectus);

     The following table sets forth applicable percentages as described in the joint proxy statement-prospectus:

                                                PERCENTAGE OF         LIMITATION ON PAYMENT
                                             OPERATING COMPANY'S        AS A PERCENTAGE OF
                                              REVENUES PAYABLE     NEW PRISON REALTY'S REVENUES
                                             -------------------   ----------------------------
Years 1-3..................................         2.5%                       2.5%
Years 4-5..................................         3.0%                      3.25%
Years 6-10.................................         3.0%                      3.25%

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     The following table sets forth the percentages as increased subject to the settlement:

                                                PERCENTAGE OF         LIMITATION ON PAYMENT
                                             OPERATING COMPANY'S        AS A PERCENTAGE OF
                                              REVENUES PAYABLE     NEW PRISON REALTY'S REVENUES
                                             -------------------   ----------------------------
Years 1-3..................................        2.75%                      2.75%
Years 4-5..................................        3.25%                       3.5%
Years 6-10.................................       3.625%                     3.875%

     - in the event of a change in control (as defined) of Operating Company before January 1, 2004, New Prison Realty will have the right to terminate its leases with Operating Company;

     - New Prison Realty will be granted a preemptive right to ensure that New Prison Realty has the opportunity to purchase securities in any offering of Operating Company securities which would otherwise have the effect of reducing New Prison Realty's 9.5% economic interest in Operating Company;

     - as described in the joint proxy statement-prospectus, outstanding CCA stock options will be converted into options to purchase New Prison Realty common stock on the same terms and conditions, including vesting (Please see page 84 of the joint proxy statement-prospectus);

     - as described in the joint proxy statement-prospectus, awards of CCA deferred stock under CCA's Stock Bonus Plan will be converted into awards of New Prison Realty deferred stock on similar vesting terms (Please see page 84 of the joint proxy statement-prospectus); and

     - under the terms of the settlement, the amount of any fee awarded to counsel for the plaintiffs will be decided by the Chancery Court and paid by the defendants.

     The settlement also provides for the following additional disclosure to be disseminated to CCA shareholders.

BACKGROUND OF THE MERGER

     Pages 46 through 49 of the joint proxy statement-prospectus describe the background of the proposed merger. In that section, when references are made to senior management of CCA, the specific persons being referred to include Doctor
R. Crants and Darrell K. Massengale. References to senior management of Prison Realty include D. Robert Crants, III and Michael W. Devlin.

ADDITIONAL INFORMATION REGARDING UPDATED STEPHENS FAIRNESS OPINION

     As stated on page 62 of the joint proxy statement-prospectus, the Stephens opinion is based on market, economic and other conditions as they existed as of the date of such opinion. Due to changes in market and economic conditions, including the volatility in the debt and equity markets, between the date of its original opinion in April and the date of the updated opinion in October, Stephens increased the discount rates used in the Discounted Cash Flow Analysis for CCA to reflect that increased volatility. The discount rates were also increased in the Discounted Cash Flow Analysis for Prison Realty. Increasing the discount rates had the effect of reducing the implied value of CCA and Prison Realty common stock. In addition, Stephens reduced the funds from operations ("FFO") multiples used to calculate terminal values to reflect the lower comparable FFO multiples in the market for publicly traded real estate investment trusts as of the date of the updated opinion. Reducing the FFO multiple had the effect of reducing the implied value of Prison Realty common stock. This disclosure explains the reasons for and effects of the changes in assumptions on this analysis between the date of the original and updated opinions but there are not any changes to the conclusions stated in the joint proxy statement-prospectus.

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METHOD OF CALCULATION OF CERTAIN PRO FORMA FINANCIAL INFORMATION

     The joint proxy statement-prospectus contains pro forma financial statements for New Prison Realty. With respect to the pro forma statement of operations for New Prison Realty, presented on pages 147 and 154 of the joint proxy statement-prospectus, there is a sum of CCA pro forma adjustments which are required to compute the New Prison Realty adjusted pro forma results. Pages 149 and 156 of the joint proxy statement-prospectus set forth the computation of the pro forma statement of operations adjustments for CCA. One of those series of adjustments relates to the revenues and expenses of Operating Company. Immediately prior to the merger, CCA will sell to Operating Company certain management contracts related to Prison Realty-owned prison facilities and certain other net assets in exchange for an installment note in the principal amount of $137.0 million and 9.5% of the capital stock of Operating Company. The adjustments relating to Operating Company remove the historical results of operations related to the management contracts to be sold to Operating Company as if the merger and sale had occurred as of the beginning of the pro forma period. This disclosure specifically sets forth the method of calculating certain pro forma information. No change has been made to the calculation set forth in the joint proxy statement-prospectus.

THE CCA SPECIAL MEETING

     The special meeting of the holders of shares of CCA common stock will be held at 10:00 a.m., local time, on Tuesday, December 1, 1998. At the CCA special meeting, CCA shareholders will be asked to approve the merger and the related transactions. The CCA special meeting will be held at the Loews Vanderbilt Plaza Hotel, 2100 West End Avenue, Nashville, Tennessee.

THE CCA BOARD'S RECOMMENDATION TO SHAREHOLDERS

     The CCA Board of Directors believes that the merger transactions are in the best interests of the shareholders of CCA and recommends that the CCA shareholders vote "FOR" approval of the merger and the related transactions.

THE PRISON REALTY SPECIAL MEETING

     The special meeting of the holders of Prison Realty shares will be held at 10:00 a.m., local time, on Thursday, December 3, 1998. At the Prison Realty special meeting, Prison Realty common shareholders will be asked to approve the merger and the related transactions. The Prison Realty special meeting will be held at the Loews Vanderbilt Plaza Hotel, 2100 West End Avenue, Nashville, Tennessee.

THE PRISON REALTY BOARD'S RECOMMENDATION TO SHAREHOLDERS

     The Prison Realty Board of Trustees believes that the merger is in the best interests of the shareholders of Prison Realty and recommends that the Prison Realty common shareholders vote "FOR" approval of the merger and the related transactions.

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VOTING OF PROXIES

     A PROXY CARD IS ENCLOSED WITH THIS SUPPLEMENT. WE ARE NOT ASKING YOU TO VOTE AGAIN IF YOU HAVE ALREADY VOTED. HOWEVER, IF YOU HAVE NOT ALREADY VOTED, OR IF YOU DESIRE TO CHANGE YOUR VOTE, YOU MAY DO THE FOLLOWING:

FOR RECORD HOLDERS: Sign, date and return the enclosed proxy card or the proxy card you previously received to submit your vote.

FOR SHARES HELD THROUGH A BANK OR BROKER (STREET NAME):

     If your shares are held through a bank or broker, you may do any of the following:

     - Sign, date and return the enclosed proxy card or the proxy card you previously received to submit your vote; or

     - Vote by telephone by calling your bank or broker or, for brokers that process trades through ADP, using the toll-free telephone number and instructions on your proxy card; or

     - For brokers that process trades through ADP, using the internet by following the instructions on your proxy card.

     For further information on voting and revocation of proxies, please see pages 39 and 41 of the joint proxy statement-prospectus or contact the following:

                          PRISON REALTY SHAREHOLDERS:
                            CCA Prison Realty Trust
                      10 Burton Hills Boulevard, Suite 100
                           Nashville, Tennessee 37215
              Attention: Vida H. Carroll, Chief Financial Officer
                        Telephone Number: (615) 263-0200

                               CCA SHAREHOLDERS:
                       Corrections Corporation of America
                           10 Burton Hills Boulevard
                           Nashville, Tennessee 37215
         Attention: Peggy Lawrence, Vice President, Investor Relations
                        Telephone Number: (615) 263-3000

     If you are a shareholder and would like additional copies of this supplement to the joint proxy statement-prospectus, you should contact:

                    Corporate Investor Communications, Inc.
                               111 Commerce Road
                          Carlstadt, New Jersey 07072
                        Telephone Number: (201) 896-1900

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